Schedule 13D Exhibit
                (1) CERTIFICATE OF DESIGNATIONS
      SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK ($0.01
                      Par Value)
                             of
                 PERSEPTIVE BIOSYSTEMS, INC.

               _______________________________

Pursuant to Section 151 of the General Corporation Law of
                      the State of Delaware

               _______________________________

     PerSeptive Biosystems, Inc., a corporation organized and existing under the General Corporation Law of the State
of Delaware   (the    "Corporation:),  in  accordance with
the
provisions of Section 103 thereof, DOES HEREBY CERTIFY:

    FIRST: That pursuant to the authority conferred upon the Board of Directors by the Amended and Restated
Certificate of Incorporation, as amended, of the Corporation, the Board of Directors of the Corporation adopted the following resolutions creating a series of 4,000 shares of Preferred Stock, $0.01 par value per share, designated as Series A Redeemable Convertible
Preferred Stock:

     RESOLVED:      That   pursuant  to  the  authority
                    vested in the Board of Directors of this
                    Corporation in accordance
                    with the  provisions of Article FOURTH,
                    Section   B  of  its Amended  and
                    Restated       Certificate of
                    Incorporation, as amended, a series of
                    Preferred
                    Stock   of       the
                    Corporation    (the    "Series A
                    Redeemable  Convertible Preferred
                    Stock") be,  and  it hereby      is,
                    created,  and that the designation and
                    amount thereof and the  voting powers,
                    preferences and  relative,
                    participating, optional  and other
                    special rights of the shares of the Series A Redeemable
                    Convertible Preferred Stock, and the
                    qualifications,   limitations or
                    restrictions thereof, shall  be as set
                    forth  in Exhibit  A attached hereto.

     RESOLVED:      That  the  President or any Senior
                    Vice President and the Secretary
                    or any   Assistant  Secretary  of the
                    Corporation  be,  and  they hereby are,
                    authorized and directed,  in the  name
                    and  on behalf  of  the Corporation,
                    to     file      the Certificate   of
                    Designations in
                    accordance  with the provisions of the
                    Delaware  General Corporation Law  and
                    to  take such actions  as they   may deem
                    necessary of
                    appropriate to carry out the intent
                    of the foregoing resolution.
     SECOND: That the aforesaid resolutions were  duly
     and validly   adopted  in  accordance  with  the
     applicable provisions of Section 151 of the General Corporation Law of the State of Delaware and the Amended and Restated Certificate of Incorporation, as amended By-Laws of the Corporation.
     THIRD:   That  the  aforesaid designation  shall
     become effective on August 22, 1994.
                                                  Exhibit A
      1. Designation. The Corporation hereby designates a single series of Preferred Stock, the designation of which shall be "Series A Redeemable Convertible Preferred Stock," $0.01 par value per share (hereinafter called "this Series"), and the number of authorized shares constituting this Series is four thousand (4,000) shares. Certain capitalized terms used herein shall have the respective meaning assigned to them in Section 7 hereof.

       2.  Dividends.  The shares of this Series shall
receive no  dividends prior to their Redemption Date(s) (as
defined below).     In the
event that any shares of the Series are not redeemed on their Redemption Date(s), then all the shares of this Series remaining outstanding shall bear dividends at the cash rate of 10% per annum of the Redemption
Price (as defined below) until the Corporation has either deposited the necessary funds for their redemption in accordance with Section 3(e) below, or has redeemed said shares by the delivery of Common Stock of the Corporation in the manner as hereinafter provided.

      3.  Mandatory Redemption; Provision for Special
Events.

          (a)  The shares of this Series shall be redeemed
in four equal   annual  installments  of  1,000  shares
each commencing on the first anniversary date of their issuance (each, a "Redemption Date" and collectively, the "Redemption Dates") and on the following terms and conditions:

         Number  of Shares to be Redeemed on Each
Redemption Date:
1,000 shares.

           Redemption   Price:   $10,000   per   share (the
"Redemption  Price"),  which  amount  shall  be subject
to
equitable  adjustment  whenever there  shall  occur  a
stock split,  combination, reclassification or other
similar  event involving this Series.  The aggregate
Redemption Price to  be paid  for  the  redemption shares
of  this  Series  on  each Redemption Date shall be
$10,000,000, subject to reduction in accordance  with
conversions of shares  of  this  Series  in accordance with
Section 4A(b) as a result of prior  optional redemption(s)
and/or conversions of shares of this Series in accordance
with the terms hereof.
      Form  of Payment:  The Redemption Price is payable,
at the  option of the Corporation, partly or wholly, either
in cash  at  $10,000 per share, or by conversion into,  and
the delivery  of,  that number of shares of Common Stock
of  the
Corporation  determined by dividing $10,000 per  share
(less any  amount  of the Redemption Price that shall  be
paid  in cash)  by  the  average  Closing Price of  the
Corporation's Common  Stock (as defined in Section 7) for
each of  the  ten (10)   trading   days  ending  on  the
fifth  business day immediately prior to the Redemption
Date.
      Place of Redemption:  American Stock Transfer and
Trust Company,  44 Wall Street, New York, New York, or such
other transfer agent for the Common Stock of the
Corporation as may be  appointed  by  the Corporation from
time  to  time (the "Transfer Agent").
     Time  of  Redemption:  No later than  5  business
days subsequent to the Redemption Date.
     No  Sinking  or  Retirement Fund.  The shares  of
this Series  shall not be entitled to the benefit of a
sinking  or retirement  fund to be applied to the purchase
or redemption of such shares.
          (b)  The outstanding shares of this Series shall
be redeemed by the Corporation in whole at the Redemption
Price, and  in either manner as set forth in Section 3(a)
above,  if either of the following events occur:
               (i)  A merger of the Corporation (other than
a reorganization, consolidation or merger accomplished for
the purpose  of  changing  the  state  of  incorporation of
the Corporation or a merger, acquisition or consolidation
by  the Corporation  of or with another corporation or
entity  where the Corporation or its stockholders
immediately prior to such transaction, directly or
indirectly, own, immediately  after such transaction at
least a majority of the voting stock  of the combined  or
surviving  corporation)  or  the  sale  or exchange  of
all  its  outstanding  Common  Stock,  or the disposition
of  all or substantially all its properties and assets,  or
the redemption by the Corporation of 10% or more of its
outstanding Common Stock.
                (ii)  There shall have occurred,  and
remain uncured for a period of fifty (50) days after
written  notice to  the  Corporation  an  "Event of
Default"  as  defined  in Section 7 below.
          (c)  The shares of this Series shall be redeemed
in cash  by the Corporation in whole at the Redemption
Price  if the following event occurs:
                (i)   There shall have occurred a "Change
of Control  Date"  (at that term is defined in Section  8)
also described by Section 3(b)(i), such provision shall
govern  in lieu of this Section 3(c)(i).
     The events described in Sections 3(b) and 3(c) above
are hereinafter referred to individually as a "Special
Event" and collectively as "Special Events".
           (d)   Should the Corporation be required to
redeem all  the  shares  of this Series by virtue of either
Section 3(b)  or  3(c), notice of such redemption shall be
given  no later  than  3  business days after the Special
Event  which gives  rise  to the requirement of redemption,
and  at  least three  (3)  business  days prior to the date
set  for  such redemption.
           (e)   The  Corporation's obligation to provide
an adequate  amount  of money for the payment  in  cash  of
the Redemption  Price  necessary  to  effect  any
redemption in accordance with this Section 3 shall be
deemed fulfilled if, on  or before the applicable
Redemption Date, the Corporation shall  deposit  with the
Transfer Agent an amount  of  money adequate  for  the
payment of the aggregate Redemption  Price necessary  for
such redemption in accordance with  the  terms hereof,  in
trust, with irrevocable instructions  that  such
money  be  applied to the redemption of the  shares  of
this Series called for redemption.
           (f)  The procedure for the redemption of shares
of this  Series  by  the issuance of, and the  conversion
into, Common  Stock of the Corporation shall be in
accordance  with Sections 4A(b) through 4(h) below.
          (g)  Any shares of this Series which shall have
any time  have  been redeemed shall, after such redemption,
have the  status  of authorized but unissued shares  of
Preferred Stock, without designation as to series until
such shares are once  more designated as part of a
particular series  by  the Board of Directors.
          (h)  Any waiver pursuant to Section 8 hereof of
the mandatory redemption provisions (such partial waiver to
apply on  a pro rata basis to all holders of shares of this
Series) set  forth in this Section 3 must apply with equal
force  and effect to all or any portion of the shares of
this Series.
     4.  Optional Redemption.  The Corporation shall have
the
right,  at  its  sole option, to redeem the  shares  of
this Series on the following terms and conditions:
                  (a)  The Corporation may redeem all or
any part of the outstanding shares of this Series at any
time, or from  time to time, for cash at the Redemption
Price ($10,000 per  share)  on  five  (5) days notice. The
procedure  for providing  funds  for such cash redemption
is  set  forth  in Section 3(e) above.
           (b)  The Corporation may redeem all or any part
of the  shares of this Series at any time, or from time to
time, on  five (5) days notice at the Redemption Price
($10,000 per share)  by  conversion into, and delivery of,
that number  of shares  of  Common Stock of the Corporation
as determined  in accordance with Section 3(a) above.
       4A.  Conversion at the Option of the Holder.
           (a)   Subject  to,  and  in compliance  with,
the provisions of this Section 4A, any or all outstanding
shares of this Series may, at the option of the Holder, be
converted into  shares  of  Common  Stock upon written
notice  to  the Corporation if immediately preceding the
date of such  notice the ten-day average of the Closing
Price of the Corporation's Common  Stock  shall equal or
exceed $32.00 per  share.
The
number  of shares of Common Stock to which a Holder  of
this Series shall be entitled upon conversion shall be the
product obtained  by  (i)  dividing $10,000 by such  tenday
average Closing  Price and (ii) multiplying the result by
the number of shares of this Series being converted at that
time.
           (b)   Any  optional conversion of shares  of
           this
Series   pursuant  to  this  Section  4A,  and  any
optional redemption  pursuant to Section 4, of less than
all  of  the outstanding shares of this Series shall reduce
the number  of shares  to be redeemed at future Redemption
Date(s)  pursuant to  Section 3 starting with the shares of
this Series  to be redeemed  at the Redemption Date
furthest in the future from the  date of such optional
conversion or redemption, as  the case  may  be.  The
outstanding shares of this Series  to  be redeemed pursuant
to Section 3 shall be reduced thereafter by the  number of
such optionally redeemed or converted  shares, as the case
may be, in inverse chronological order.
           (c)   The  shares of the Series which  are  to
be redeemed  pursuant  to either Section  3  or  Section 4,
or converted  pursuant to this Section 4A, shall be
surrendered by  the  Holder duly endorsed or assigned to
the Corporation. As promptly  as practicable  after  the   surrender
of certificates for shares of this Series to be redeemed
and/or converted, as the case may be, the Corporation shall, subject to  Section  4A(g)  below, issue and deliver to
the  Holder thereof a certificate or certificates for the
number of  full shares  of the Corporation's Common Stock
issuable  upon  the redemption and/or conversion of such
shares, as the case  may be.
           (d)   If  the  Corporation shall be party  to
any transaction  (including  without  limitation  a merger
or consolidation  of  the Corporation and  the  shares  of
this Series shall not have redeemed by reason of a Special
Event), in  each  case  as a result of which shares of
Common  Stock shall be  converted  into  the  right  to
receive    stock,securities  or other property (including cash or
combination thereof) (each of the foregoing being referred to herein as a "Transaction"), each share of this Series which is not coverted into the right to receive stock, securities or other property in connection with such Transaction shall thereafter be redeemable for, and/or convertible into, the kind and amount of shares of stock, securities and other property (including cash or any combination thereof) receivable upon the consummation of such Transaction having a value equal to the Redemption
Price on the applicable Redemption Date.

           (e)  The Corporation covenants that it will at
all times  reserve  and  keep  available,  free  from
preemptive rights,  out of the aggregate of its authorized
but  unissued shares  of Common Stock and/or, if the shares
of this  Series are then  convertible  into  other
common  stock  of     the
Corporation, such other common stock, or its issued shares
of Common Stock or such other common stock, as the case may
be, held  in its treasury, or both, for the purpose of
effecting, conversion of shares of this Series pursuant to
this  Section 4A,  the full number of shares of Common
Stock or such  other common stock deliverable upon the
redemption by conversion of all   outstanding  shares  of
this  Series  not  theretofore converted.  For purposes of
this Section 4A(e), the number of shares of Common Stock or
such other common stock that  shall be deliverable upon
conversion pursuant to this Section 4A of all outstanding
shares of this Series shall be computed as if at  the time
of computation all such outstanding shares  were held by a
single holder.
           (f)  The Corporation covenants that any shares
of Common  Stock or other common stock of the Corporation
issued upon  redemption and/or conversion of shares of this
Series shall  be validly issued, fully paid and
nonassessable.  The Corporation shall endeavor to list the
shares of Common Stock or  other  common  stock of the
Corporation  required to  be delivered upon redemption
and/or conversion of shares of this Series,  prior  to
such delivery, upon the NASDAQ  National Market or on each
such national securities exchange, if  any, upon  which the
outstanding Common Stock or such other common stock shall
be listed at the time of such delivery.
           (g)  No fractional shares of Common Stock shall
be issued upon redemption and/or conversion, but, instead
of any fraction  of  a share which would otherwise be
issuable, the Corporation
shall pay a cash adjustment in respect  of  such
fraction in an amount equal to the same fraction of the
tenday  average Closing Price of the Corporation's Common
Stock that  is  used  to calculate the number of shares  of
Common Stock issuable upon redemption and/or conversion, as
the case may be.
            (h)   The  Corporation  will  pay  any  and all
documentary, stamp or similar issue or transfer taxes
payable in respect of the issue or delivery of shares of
Common Stock or   other       securities  or  property  on
redemption   and/or
conversion of shares of this Series pursuant thereto;
provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the holder of such shares to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or established, to the reasonable satisfaction of the Corporation, that such tax has been paid.

      5.  Voting.  (a)  Except as provided in this Section
5, Section 8 and applicable law, the shares of this Series
shall not  have any voting powers, either general or
special, prior to  their Redemption Dates.  In the event
that any shares  of this  Series are not redeemed within
five (5) days after  any Redemption Date in accordance with
the terms hereof, then and until  all of said shares have
been redeemed, the Holders  of the outstanding shares of
this Series voting separately as a class shall have the exclusive right, with holders of shares of any one or more other series of Preferred Stock ranking on a  parity  with
this Series either as to  dividends  or  the distribution
of  assets  upon  liquidation,  dissolution  or winding  up
and  upon  which like voting  rights  have  been conferred
and are exercisable, to elect two (2) directors of the Corporation from and after such Redemption Date until
such       right
shall  terminate, as hereinafter  provided.   At elections
for such directors, each holder of this Series shall be entitled to one vote for each share held. Upon the vesting of
such  right of the holders of this  Series,  the
number  of persons constituting the entire Board of
Directors shall automatically be increased by two and the
two vacancies so  created
shall be filled by vote of the  Holders  of  the
outstanding shares of this Series (either alone or together
with the holders of shares of any one or more other series
of Preferred  Stock  ranking on such a parity)  such
additional directors  to  be  elected pursuant to this
Section  5 shall serve for such terms and in such classes
as shall be provided in  the  Corporation's Certificate of
Incorporation  and  ByLaws.   The
right  of  the holders of  this  Series,  voting separately
as  a class, to elect (either alone  or
together with the holders of shares of any one or more
other series of Preferred Stock ranking on such a parity) members of the Board of Directors of the Corporation as aforesaid shall continue until such time as all of the shares of this Series which were to have been redeemed at a prior Redemption  Date shall  have
been redeemed in full, at which time such  right
shall  terminate, subject to revesting in the event  of
each and   every subsequent  default  of  the  character
 above mentioned.
          (b)  Each director elected by the Holders of
shares of this Series shall continue to serve as such
director until such  time  as all shares of this
Series which were to have been redeemed at a prior Redemption Date shall have been redeemed in full, at which time all persons elected as directors by the holders of shares of this Series shall be deemed  to  have resigned, their offices shall become
vacant and  the  number of persons constituting the entire
Board     of
Directors  of the Corporation shall be automatically
reduced accordingly.   If the office of any director
elected by the holders of this Series voting as a class becomes vacant prior to such time by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, the remaining director elected by the holders of this Series voting as a class may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

           (c)   Any director elected by the holders of
this Series  may  be removed at any time and shall not be
removed otherwise than by, the vote of the Holders of
record   of at least 75% (in the case of removal without cause), or at least a  majority  (in  the  case of removal with  cause),
of  the outstanding  shares of this Series and all  other
series of preferred  stock  who  were entitled to participate  in such Director's election, voting as a separate class, at a
meeting called  for  such  purpose.   Any Directors
elected by the Holders of the shares of this Series shall each be entitled to one vote per director on any matters on which the Board of Directors is entitled to act.
     6.  Liquidation Rights.
           (a)   Upon the dissolution, liquidation or
winding up of the Corporation, whether voluntary or involuntary, the holders of the outstanding shares of this Series shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders, before any payment or distribution shall be made on any class of the Common Stock of the Corporation or on any other class of stock ranking junior to this Series upon liquidation, the amount of $1,000 per share.

          (b) Neither the sale, lease or exchange (for cash, shares of stock securities or other consideration) of all or substantially all the property and assets of the Corporation nor the merger or consolidation of the Corporation into or with any other corporation or the merger or consolidation of any other corporation into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Section 6, but shall be a Special Event if within the definition thereof.

           (c)   After  the  payment to the  holders  of
the outstanding shares of this Series of the full preferential amounts provided for in this Section 6, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

      7.  Definitions.  For all purposes of this
Certificate, except  as otherwise expressly provided herein
or unless  the context  otherwise requires, the following
terms  shall  have the  respective meanings set forth
below, or set forth in the
section  of  this Certificate indicated following such
term, which shall include the plural as well as the
singular:
          "Board of Directors" or "Board" means, at any
          time,
the  duly  elected  or  acting board of  directors (or
duly authorized  committee  thereof) of the Corporation  at
such time.
             "Certificate   of   Incorporation"   means the
Corporation's    Amended   and   Restated   Certificate
of
Incorporation, as amended and as it may be further restated, amended, supplemented or otherwise modified from time to time.

           "Change of Control Date" means the date of the first acquisition subsequent to July 1, 1994 by any Person, or related persons which would constitute a "group" for purposes of Section 13(d) of the Securities
Exchange Act of 1934, of beneficial ownership of shares of the issued and outstanding capital stock of the Corporation possessing more than 50% of the voting power to elect members of the Board of Directors.
           "Closing Price of the Corporation's Common
Stock" means for any day the last reported sales price, regular way on such day, or, if no reported sale takes place on such day, the average of the reported closing bid and asked prices on such day, regular way, in either case as reported on the NASDAQ National Market, or such other national securities exchange on which the Common Stock may then be primarily traded.

           "Common Stock" means the Common Stock, par value $0.01 per share, of the Corporation whether authorized, issued and outstanding or held in the Corporation's treasury.

           "Event  of  Default"   means  the  occurrence
and continuation after written notice thereof to the Corporation from any Holder of outstanding shares of this series of any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree, or order of any court of any order, sale or regulation of any administrative or governmental body) and which Event of Default has not been waived in writing by the Holders of at least 66-2/3% of the outstanding shares of this Series:

          (a)   default  in  the payment of  the
Redemption Price, which continues for 5 days after any Redemption Date;

          (b)  failure on the part of the Corporation duly
to observe   or  perform any of the agreements of the
Corporation set forth in the terms of this Series;

          (c)   the  Corporation shall commence a
voluntary case  or  other proceeding seeking liquidation
reorganization or other relief with respect to itself or
its debts under any bankruptcy, insolvency or other similar
law now or   hereafter in  effect or seeking the
appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall  consent  to  any such relief or to the
appointment of or taking possession  by any  such official
in an involuntary case or other proceeding commenced
against it, or shall make a general assignment for the benefit of the creditors; or
           (d)  an involuntary case or other proceeding
shall be  commenced  against  the Corporation seeking
liquidation, reorganization  or other relief with respect
to  it  or its debts  under any bankruptcy, insolvency or
other similar  law now  or hereafter in effect or seeking
the appointment  of  a trustee,  receiver, liquidator,
custodian or  other  similar official  of it or any
substantial part of its property,  and such  involuntary
case  or  other proceeding         shall  remain
undiscussed  and unstayed for a
period of sixty  consecutive days;
          "Holder"  means Millipore Corporation or any one
or more of its transferees or assignees.
            "NASDAQ"   means  the  National  Association of
Securities Dealers, Inc. Automated Quotations System  or
any successor thereto.
           "Notice"  means any notice as provided for
herein which  shall be in writing and shall be deemed to
have  been sufficiently  given  to  the Holder:   (a)  if
delivered by courier service, on the date delivered; (b) if transmitted by facsimile, on the date transmitted; or (c) if mailed, three
(3)  business days after being deposited in the United
States mail, postage prepaid, by certified mail with return receipt requested and addressed to it at the address as the Holder may specify by notice to the Corporation given in accordance herewith.

           "Redemption Date" means the first through the fourth anniversary date of the date of issuance of the shares of this Series.

           "Redemption Price" means (i) with respect to any redemption pursuant to Sections 3(a) and 4(a), the applicable amount set forth in such Sections.

           "Special  Event"   means any  one  of  the
events
described in Subsection 3(b)(i) or 3(c)(i).

      8.  Waiver and Amendment.  The Corporation's
compliance with  any  term  of this Series or any of the
Holders  rights hereunder may be waived by the vote or
written action of  the Holders of at least 66-2/3% of the
outstanding shares of this Series.
So  long  as any of the shares of this  Series  are
outstanding,  any term or provision hereof  may  be
amended, modified or deleted by action of the Board of
Directors  with the  vote  or written consent of the
Holders of at least 662/3%         of  all  the  shares  of
this  Series  at  the   time outstanding,  voting  together
as a class with all other Preferred Stock then outstanding and affected in the same manner, and neither the holders of Common Stock nor any other class or series of the Corporation's capital stock shall be entitled to vote thereon nor shall their consent be required.

     IN WITNESS WHEREOF, said PerSeptive Biosystems, Inc.
has caused its corporate seal to be hereunto affixed and this Certificate to be executed and attested, this 19th day of August, 1994.

                              PERSEPTIVE BIOSYSTEMS, INC.



                              By:  /s/ Noubar Afeyan

[Corporate Seal]

ATTEST:

   /s/ Rufus C. King
Assistant Secretary